ADDENDUM

SHARE PURCHASE AGREEMENT

SECTION 4

Purchase of Shares

4.2	Delivery of Shares

Subject to the fulfillment of all the terms and conditions hereof (unless waived as herein provided), at the Time of Closing: the Seller shall deliver to the Purchaser a certificate or certificates representing all of the issued and outstanding MedElite shares, duly endorsed in blank for transfer, and/or will cause the transfer of such shares to be duly and regularly recorded on the books of MedElite in the name of the Purchaser and/or cause a new certificate issued in the Purchaser’s name to be delivered at the time of Closing or earlier; and the Purchaser shall deliver to the Seller a certificate representing ten million (10,000,000) EFSF shares duly recorded on the books of EFSF in the Seller’s name. The EFSF shares delivered shall be “restricted securities,” as defined in Rule 144(a) of the Securities Act of 1933 and may not be offered or sold without compliance with the registration requirements of that Act of an available exemption from registration.

Eight million eight hundred thousand (8,800,000) of such ten million shares shall be subject to a lock-up period of twenty-four (24) months from the Closing Date, with the remaining one million two hundred (1,200,000) shares eligible for resale pursuant to the terms and conditions of Rule 144 at a monthly rate not to exceed one hundred thousand (100,000) shares. Dr. Goldfarb may transfer any of the ten million shares to any person (individual or entity), provided the Board of Directors of EFSF consents in writing to such transfer and further provided that the transferee agrees in writing to the terms and conditions of the lock-up.

(b)           In the event gross sales of the Talsyn product line are less than Ten Million Dollars ($10,000,000.00) by December 31, 2006, five million eight hundred thousand (5,800,000) shares of the eight million eight hundred thousand (8,800,000) shares subject to a lock-up period expiring on September 1, 2007, will be subject to an additional 12-month lock-up extension expiring on September 1, 2008. The remaining three million (3,000,000) shares will be eligible for resale pursuant to the terms and conditions of Rule 144 at a monthly rate not to exceed two hundred fifty thousand (250,000) shares.

IN WITNESS WHEREOF this Addendum has been executed by the parties.

eFoodSafety.com, Inc.

By: /s/ Patricia Ross-Gruden

Patricia Ross-Gruden, President

Dr. Richard Goldfarb

/s/ Dr. Richard Goldfarb